[redacted]

SEC 08033126 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38813

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROFESSIONAL ASSET MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36700 WOODWARD AVENUE, SUITE 200
(No. and Street)

BLOOMFIELD HILLS	MI	48304-0930
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joan E. Flam (248) 433-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway	Roseville	MI	48066
(Address)	(City)	(State)	(Zip Code)

Mail Processing Section

PROCESSED
DEC 1 0 2008
THOMSON REUTERS

NOV 2? 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter C. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Professional Asset Management, Inc., as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

JOAN E. FLAM
Notary Public, State of Michigan
County of Macomb
My Commission Expires Oct. 27, 2014
Acting in the County of OAKLAND

This report ** contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Financial Condition.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROFESSIONAL ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED SEPTEMBER 30, 2008

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

PROFESSIONAL ASSET MANAGEMENT, INC.
TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

To The Stockholders of Professional Asset Management, Inc.
Bloomfield Hills, Michigan

We have audited the accompanying balance sheets of Professional Asset Management, Inc. as of September 30, 2008 and 2007 and the related statements of stockholders' equity, income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Asset Management, Inc. as of September 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 8 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

November 21, 2008

PROFESSIONAL ASSET MANAGEMENT, INC.
BALANCE SHEETS
September 30, 2008 And 2007

ASSETS

	2008	2007
Cash and cash equivalents	$222,858	$255,912
Securities owned - money market funds	40,228	38,401
Accounts receivable:		
Brokers, dealers and clearing organization	102,666	214,769
Deposit - clearing organization	25,865	25,283
Salesmen	28,446	32,383
Other	1,079	493
Other assets:		
Prepaid insurance	-	13,921
Deposits	4,036	4,036
Prepaid taxes	21,006	1,000
	$446,184	$586,198

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
Accounts payable:		
Commissions	$104,837	$191,561
Accrued expenses	26,685	36,270
Federal Income Tax	-	11,315
Total liabilities	131,522	239,146
Stockholders' equity:		
Common stock, par value $0.10 per share; 50,000 shares authorized; 1,530 shares issued	153	153
Capital in excess of par value	17,974	17,974
Retained earnings	296,535	328,925
Total stockholders' equity	314,662	347,052
	$446,184	$586,198

See accompanying notes.

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For The Years Ended September 30, 2008 And 2007

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Total Stockkholders' Equity
Balance, September 30, 2006	$ 153	$ 17,974	$251,072	$269,199
Net income for the year ended September 30, 2007	-	-	77,853	77,853
Balance, September 30, 2007	153	17,974	328,925	347,052
Net loss for the year ended September 30, 2008	-	-	(32,390)	(32,390)
Balance, September 30, 2008	$ 153	$ 17,974	$296,535	$314,662

See accompanying notes.

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENTS OF INCOME
For The Years Ended September 30, 2008 And 2007

	2008	2007
Income:		
Commissions and fees	$3,235,364	$5,020,573
Interest income	6,165	10,691
Total income	3,241,529	5,031,264
Commissions and clearing charges:		
Commissions paid	3,010,738	4,657,997
Clearing charges	34,724	44,793
Total commissions and clearing charges	3,045,462	4,702,790
Gross profit from operations	196,067	328,474
Selling, general and administrative expenses	226,672	226,306
Income (loss) before provision for taxes	(30,605)	102,168
Provision for taxes:		
Federal income tax	-	22,315
Michigan business taxes	1,785	2,000
Total provision for taxes	1,785	24,315
Net income (loss)	$ (32,390)	$ 77,853

See accompanying notes.

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended September 30, 2007 And 2006

	2008	2007
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Fees and commissions received	$3,346,676	$4,814,548
Interest received	5,583	10,408
Commissions paid	(3,093,525)	(4,503,206)
Clearing charges	(34,519)	(45,720)
Other selling, general and administrative expenses paid	(222,336)	(213,828)
Federal income taxes paid	(32,321)	(9,814)
Single business taxes paid	(785)	(2,578)
Net cash provided (used) by operating activities	(31,227)	49,810
Cash and cash equivalents at beginning of year	294,313	244,503
Cash and cash equivalents at end of year	$ 263,086	$ 294,313

Reconciliation of net income to net cash provided by operating activities:		
Net income	$ (32,390)	$ 77,853
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable	114,872	(239,458)
Prepaid insurance	13,921	10,976
Prepaid taxes	(20,006)	608
Increase (decrease) in:		
Accounts payable	(86,724)	187,014
Accrued expenses	(9,585)	1,502
Federal income taxes	(11,315)	11,315
Total adjustments	1,163	(28,043)
Net cash provided (used) by operating activities	$ (31,227)	$ 49,810

Disclosure of accounting policy:
For purposes of the Statement of Cash Flows, the Company considers money market funds as cash equivalents.

See accompanying notes.

Note 1 - ORGANIZATION

Professional Asset Management, Inc. provides investment services as a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA).

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Note 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 of 1/15th of aggregate indebtedness, as defined.

At September 30, 2008, the Company's net capital was $253,186 and its required net capital was $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to1) was .52 to 1.

Note 4 - LEASE COMMITMENTS

The Company leases its facilities under an operating lease. Future minimum lease payments outstanding at September 30, 2008 are as follows:

Year ended September 30,	Amount
2009	$34,560

For the years ended September 30, 2008 and 2007 the total lease expenses pursuant to the above operating lease amounted to $47,218 and $48,549, respectively, which is included in selling, general and administrative expenses in the attached Statement of Operations.

SUPPORTING SCHEDULES

PROFESSIONAL ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER REULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2008

1.	Total ownership equity	$314,662
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	314,662
4.	Add:	
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	b. Other deductions or allowable credits	-
5.	Total capital and allowable subordinated liabilities	314,662
6.	Deduction and/or charges:	
	a. Total non-allowable assets from Statement of Financial Condition	60,671
	d. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	253,991
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f]):	
	c. Trading and investment securities: 4. Other securities	805
10.	Net capital	253,186
13.	Net capital requirement	50,000
14.	Excess net capital	$203,186

PROFESSIONAL ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2008
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$131,522
19.	Total aggregate indebtedness liabilities	$131,522
20.	Percentage of aggregate indebtedness to net capital	52%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

The differences between this computation of net capital and the corresponding computation prepared by Professional Asset Management, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date, consisted of the following:

Excess per this computation	$203,186
Difference due to:	
Adjustment of non-allowable assets	6,103
Excess per the Company's Part IIA, FOCUS Report	$209,289

PROFESSIONAL ASSET MANAGEMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
September 30, 2008

Professional Asset Management, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".

PROFESSIONAL ASSET MANAGEMENT, INC.

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

September 30, 2008

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

Management and Stockholders
Professional Asset Management, Inc.

In planning and performing our audit of the financial statements of Professional Asset Management, Inc. for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management on November 21, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William S. Minsloff & Co. P.C.

November 21, 2008

END